FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 3150, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

News Release Dated March 17, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: March 17, 2008	By: /s/ Peter Barnes
Name

Its: President and Chief Executive Officer
(Title)

FOR IMMEDIATE RELEASE	TSX: SLW
March 17, 2008	NYSE: SLW

SILVER WHEATON ACQUIRES LIFE OF MINE SILVER PRODUCTION FROM MERCATOR MINERALS

Vancouver, British Columbia, March 17, 2008 – Silver Wheaton Corp. (“Silver Wheaton”) (TSX, NYSE: SLW) is pleased to announce that it has agreed to purchase all of the silver produced by Mercator Minerals Ltd. (“Mercator”) (TSX: ML), at its copper-molybdenum-silver Mineral Park Mine in Arizona.

Upon the successful close of the transaction, Silver Wheaton will pay Mercator an upfront cash payment of US$42 million in order to acquire the silver produced by the Mineral Park Mine over its entire mine life, for the lesser of US$3.90 (subject to a one percent annual adjustment beginning three years after a minimum production level has been met) and the prevailing market price per ounce of silver.  Payment for the transaction will be drawn from existing credit facilities and Silver Wheaton is not required to pay any further capital expenditures for the life of the mine.

The Mineral Park Mine currently produces copper from SX/EW leach operations, but construction is well underway on a flotation operation that will produce copper-silver and molybdenum concentrates.  Mercator expects that concentrate production will commence before July 2008 from a 25,000 tons per day operation, with production increasing to 50,000 tons per day approximately nine months later.  All permits for the expansion are in place and the expected mine life is 25 years.  Payable silver production is expected to average approximately 600,000 ounces per annum over the first 21 years of operations and the ore body is considered to have excellent exploration potential.

Mercator will provide a completion guarantee to Silver Wheaton, specifying a minimum production level by a certain date.

“Silver Wheaton continues to deliver on its promise of accretive acquisitions of silver streams”, said Peter Barnes, President and Chief Executive Officer of Silver Wheaton.  “Mercator has assembled an excellent operating team and we are proud to be partnered with another successful US based copper producer from which we expect to begin receiving delivery of silver this year.  This is another example of how Silver Wheaton can work with our operating partners to help them grow.”

Mr. Randy V.J. Smallwood, P.Eng., Silver Wheaton’s Executive Vice President of Corporate Development, who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this news release.  Production rates, reserves and resources are as reported by Mercator in a technical report dated December 29, 2006.

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production.  Silver Wheaton’s 2008 silver sales are expected to approximate 15 million ounces, increasing to 25 million ounces in 2010.  Silver Wheaton is unhedged and well positioned for further growth.

Mineral Park silver reserves and resources are as follows:

Mineral Park Mine Reserves and Resources(1,3,6,7)
Category	Tonnage (million tonnes)	Silver Grade (grams per tonne)	Contained Silver (million ounces)

Reserves(2)
Proven	315.9	2.85	29.0
Probable	81.3	2.45	6.4
Proven + Probable	397.2	2.77	35.4

Resources(4,5)
Measured	290.5	2.59	24.2
Indicated	154.2	2.64	13.1
Measured + Indicated	444.6	2.61	37.3
Inferred	198.4	2.33	14.9

Notes:

1.

Mineral Reserves and Mineral Resources for Mineral Park have been calculated as of December 29, 2006 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2.

The above Mineral Reserves do not include the low grade SX/EW leachable Mineral Reserves of 82.5 million tonnes, which only produce copper to the credit of Mercator.

3.

Mineral Reserves and Mineral Resources are estimated using appropriate metallurgical recovery rates in the calculation of copper equivalent cut off grades.

4.

Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

5.

Mineral Resources are reported using a 0.3% copper equivalent cut off grade.

6.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

7.

As reported by Mercator in their technical report dated December 29, 2006.  The report can be found at www.sedar.com.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the expected future silver sales by Silver Wheaton and the amount of estimated future production from the Mineral Park mine.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Silver Wheaton’s short form prospectus dated February 8, 2008.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This news release uses the terms “Measured” and “Indicated” Resources.  U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves.

For further information, please contact:

David Awram

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com